EXHIBIT 23.4

                           DANIELSON ASSOCIATES INC.
                            6110 EXECUTIVE BOULEVARD
                                   SUITE 504
                         ROCKVILLE, MARYLAND 20852-3903
                              TEL: (301) 468-4864
                              FAX: (301) 468-0013

                                                                     May 3, 1995

Board of Directors
Montour Bank
1519 Bloom Road
Danville, Pennsylvania 17821

Dear Board Member:

    This is an updated Danielson Associates Inc.'s ("Danielson Associates") opinion as to the "fairness" of the offer made by Omega Financial Corporation ("Omega") to buy all of the outstanding common stock and warrants of Montour bank ("Montour" or the "Bank") of Danville, Pennsylvania. The "fair" sale value is defined as the price at which all of Montour's common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. In opining to the "fairness" of the offer, it must also be determined that Omega's Common stock is properly valued.

    In the course of preparing the opinion, the Bank's market has been analyzed; its business and prospects have been discussed with management; its financial performance has been compared with banks in the region and other new banks; and any unique characteristics have been considered. Montour also has been compared to new banks that have been acquired in 1993 and 1994.

    In addition, the financial and stock performance of Omega has been analyzed and compared to comparable banks whose common stock is actively traded; the movement of its common stock and dividend payments have been examined; the dilutive effect on its stock of this merger has been analyzed; and any unique characteristics have been considered. Omega's financial performance also has been related to its stock value.

    This opinion is based on data supplied by Montour, and it relies on some public information, all of which is believed to be reliable, but the completeness or accuracy of such information cannot be guaranteed.

In particular, the opinion assumes, based on management's representations, that there are no significant loan problems beyond what are stated in the recent reports to regulatory agencies and in the monthly report to the directors.

    In determining the "fair" sale value of Montour, primary emphasis has been given to prices paid for commercial banks with similar financial, market and structural characteristics, and specifically new banks. These prices were then related to earnings and equity capital, also referred to as "book."

    In determining the "fair" market value of Omega's common stock, primary emphasis has been given to market value of comparable banks. The analysis has shown its stock to be "fairly" valued.

    Based on these comparisons, an analysis of Montour's performance and potential and any unique characteristics, it had been determined that the Omega offer to Montour, of which as much 60% will be in Omega stock, which is "fairly" valued, represented a "fair" offer from a financial point of view to Montour and its shareholders. There has been no significant change since then, and in our opinion it is still a "fair offer."

                                     Respectfully submitted,

                                     By: ARNOLD G. DANIELSON
                                         ------------------------------------
                                     Arnold G. Danielson
                                     President
                                     Danielson Associates Inc.